ISSUER FREE WRITING PROSPECTUS	Filed Pursuant to Rule 433
Dated August 5, 2010	Relating to Preliminary Prospectus dated July 22, 2010
Registration No. 333-166128

NXP Semiconductors N.V.

34,000,000 Shares

Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated July 22, 2010 (the “Preliminary Prospectus”) included in Amendment No. 9 to the registration statement on Form F-1 (Commission File No. 333-166128). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1413447/000119312510179141/df1a.htm.

Price to public:	$14.00 per share of common stock

Trade date:	August 5, 2010

Closing date:	August 10, 2010

Net proceeds to us:	$442,200,000, after deducting $23.80 million of underwriting discounts and commission and estimated offering expenses of $10 million payable by us (excluding underwriters’ option to purchase 5,100,000 additional shares of common stock)

As adjusted capitalization:	Based on the amended offering price and otherwise on the same basis as the calculations in the Preliminary Prospectus, our as adjusted capitalization as of April 4, 2010 would have been (in millions):

As further adjusted
Total short-term debt	$611
Total long-term debt	4,102

Total debt(1)	4,713
Total stockholders’ equity	1,088

Total capitalization	$5,801

(1)     As further adjusted, additional accrued interest of $11 million as of April 4, 2010 (based on the applicable interest rates for this period) relating to the portion of our long-term indebtedness assumed to be repaid or redeemed would be paid using cash on hand. As further adjusted, our cash and cash equivalents would have been $836 million and our net debt would have been $3,877 million.

Pro forma interest expense:	Based on the amended offering price and otherwise on the same basis as the calculations in the Preliminary Prospectus, our net interest expense (including debt issuance costs) for the quarter ended April 4, 2010 and the year ended December 31, 2009, would have been $82 million and $391 million, respectively, on a pro forma basis.

Dilution:

Without taking into account any adjustment in net tangible book value attributable to operations after April 4, 2010, after giving effect to (i) the sale by us of shares in this offering at an initial public offering price of $14.00, and (ii) the issuance and sale of $1,000 million principal amount of New Secured Notes and the application of the net proceeds therefrom as described in footnote (1) to the capitalization table in “As adjusted consolidated cash and cash equivalents and capitalization”, our as adjusted net tangible book deficit as of April 4, 2010, after deduction of the underwriting discount and estimated offering expenses and the application of the estimated net proceeds as described under “Use of Proceeds”, would have been approximately $3,197 million, or $13 per share. This represents an immediate increase in net tangible book value of $4 per share to stockholders. As a result, dilution per share to new investors in this offering is $27 per share.

New investors purchasing shares of common stock in this offering will have contributed 8% of the total consideration paid for our common stock.

Recent developments (additional second quarter information):	Our net loss for the second quarter was an estimated $350 million, largely due to foreign currency remeasurement losses on U.S. dollar-denominated notes and short-term loans, compared to $336 million for the first quarter of 2010. Total stockholders’ equity was an estimated $331 million at the end of the second quarter of 2010, a reduction of an estimated $282 million from total stockholders’ equity of $613 million at the end of the first quarter of 2010, due to our net loss in the period, partly offset by currency translation adjustments. Since the end of the second quarter, the euro has appreciated against the U.S. dollar.

CUSIP:	N6596X109

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from Credit Suisse Securities (USA) LLC at +1 800 221 1037, Goldman, Sachs & Co. at +1 866 471 2526, Morgan Stanley & Co. Incorporated at +1 866 718 1649, BofA Merrill Lynch at dg.prospectus_requests@baml.com or Barclays Capital Inc. at +1 888 603 5847.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.

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